August 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Match Group, Inc.
Request to Withdraw Registration Statements on Form S-3
Registration No. 333-234632, 333-234618 and 333-222643

Ladies and Gentlemen:

Match Group, Inc. (the “Company”) respectfully requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of (x) its Registration Statements on Form S-3 (Registration No. 333-234632 and Registration No. 333-234618), initially filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2019, together with all exhibits and amendments thereto and (y) its Registration Statement on Form S-3 (Registration No. 333-222643), initially filed with the Commission on January 22, 2018, together with all exhibits and amendments thereto  (all three such registration statements, collectively, the “Registration Statements”).

No securities have been sold under the Registration Statements. The Company believes that the withdrawal of the Registration Statements is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Company requests that in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statements be credited for future use. If you have any questions regarding the foregoing, please do not hesitate to contact Jared F. Sine, Chief Legal Officer and Secretary of the Company, at 972-892-9570.

Very truly yours,

/s/ Jared F. Sine